UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 101

(CUSIP Number)

August 6, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Matthew B. Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 27,711,079

	6.	Shared Voting Power* 18,759

	7.	Sole Dispositive Power* 47,436,411

	8.	Shared Dispositive Power* 18,759

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 47,455,170

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 43.3%

12.	Type of Reporting Person (See Instructions) IN

*  See Item 4 below.

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 19,744,091

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 19,744,091

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 19,744,091

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 24.1%

12.	Type of Reporting Person (See Instructions) OO

*  See Item 4 below.

Item 1.
(a)	Name of Issuer Blue Apron Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 40 West 23rd Street New York, NY 10010

Item 2.
(a)	Name of Person(s) Filing Matthew B. Salzberg Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement
(b)	Address of Principal Business Office or, if none, Residence c/o Blue Apron Holdings, Inc. 40 West 23rd Street New York, NY 10010
(c)	Citizenship Matthew B. Salzberg — United States of America Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement — New York
(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
(e)	CUSIP Number 09523Q 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

Matthew B. Salzberg and the Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement (the “2014 Annuity Trust,” and together with Matthew B. Salzberg, the “Reporting Persons”) are filing this Amendment No. 1 to Schedule 13G (the “Statement”) to update the Reporting Persons’ beneficial ownership of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock,” and, together with the Class A Common Stock, the “Common Stock”), of Blue Apron Holdings, Inc. (the “Issuer”).

2018 Estate Planning Transactions

On August 6, 2018, Matthew B. Salzberg transferred approximately $5.59 million of the Issuer’s Class B Common Stock to MS 2018 Trust I and approximately $5.59 million of the Issuer’s Class B Common Stock to MS 2018 Trust II (MS 2018 Trust I and MS 2018 Trust II are referred herein together as the “2018 Trusts,” and such transfers are referred herein as the “2018 Estate Planning Transactions”). Matthew B. Salzberg and his father, Barry Salzberg, serve as co-trustees of the 2018 Trusts. Matthew B. Salzberg has sole investment control and Barry Salzberg has sole voting control over securities owned by the 2018 Trusts. Neither Matthew B. Salzberg nor Barry Salzberg received any consideration in exchange for the transfers made pursuant to the 2018 Estate Planning Transactions.

Prior to the 2018 Estate Planning Transactions, the Reporting Persons beneficially owned 47,455,170 shares of the Issuer’s Common Stock. The number of shares of the Issuer’s Class B Common Stock transferred by Matthew B. Salzberg to the 2018 Trusts pursuant to the 2018 Estate Planning Transactions cannot be determined until such time that a valuation of the transferred Class B Common Stock is completed. Upon completion of such valuation, the number of shares of Class B Common Stock transferred to the 2018 Trusts will be quantified and this Statement will be amended to report such information.

As provided in the Issuer’s Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon transfers, whether or not for value, except for certain permitted transfers (including pursuant to the 2018 Estate Planning Transactions) described in the Issuer’s Restated Certificate of Incorporation.

Provided below is the aggregate number and percentage of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons as of the date of this Statement.

(a)         Amount beneficially owned:

Reporting Person	Number of Shares
Matthew B. Salzberg	47,455,170
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	19,744,091

(b)         Percent of class:

Reporting Person	Percent of Class(1)
Matthew B. Salzberg	43.3	%(2)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	24.1	%(3)

(c)          Number of shares as to which the Reporting Person has:

(i)             Sole power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	27,711,079	(4)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	19,744,091

(ii)          Shared power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	18,759	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(iii)       Sole power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	47,436,411	(7)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	19,744,091

(iv)      Shared power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	18,759	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(1)                                 Based upon 62,222,905 shares of Class A Common Stock outstanding as of June 30, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, as filed with the Securities and Exchange Commission on August 2, 2018. Each share of Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis upon certain transfers of such shares and at the holder’s election.

(2)                                 Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 62,222,905 shares of Class A Common Stock outstanding as of June 30, 2018 and (ii) 47,455,170 shares of Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(3)                                 Based on the quotient obtained by dividing (a) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person by (b) the sum of (i) 62,222,905 shares of Class A Common Stock outstanding as of June 30, 2018 and (ii) 19,744,091 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses (a) and (b) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)                                 Consists of (a) 38,006 shares of the Issuer’s Class A Common Stock held of record by Mr. Salzberg, (b) 25,154,605 shares of the Issuer’s Class B Common Stock held of record by Mr. Salzberg, (c) 2,500,000 shares of the Issuer’s Class B Common Stock held of record by The Matthew Salzberg Family 2014 Trust, for which Mr. Salzberg serves as a trustee, and (d) 18,468 shares of the Issuer’s Class B Common Stock subject to options exercisable within 60 days of the date hereof. The number of shares reported pursuant to clause (b) of this footnote have been reduced by an indeterminate number of shares of Class B Common Stock transferred to the 2018 Trusts pursuant to the 2018 Estate Planning Transactions. The number of shares of the Class B Common Stock transferred by the Reporting Person to the 2018 Trusts pursuant to the 2018 Estate Planning Transactions cannot be determined until such time that a valuation of the transferred Class B Common Stock is completed. Upon completion of a valuation, the number of shares of Class B Common Stock transferred to the 2018 Trusts will be quantified and this Statement will be amended to report the reduced number of shares over which the Reporting Person has sole voting control. Matthew B. Salzberg and his father, Barry Salzberg, are co-trustees of the 2018 Trusts. Matthew B. Salzberg has sole investment control and Barry Salzberg has sole voting control over securities owned by the 2018 Trusts.

(5)                                 Matthew B. Salzberg and his father, Barry Salzberg, are co-trustees of the 2014 Annuity Trust. Matthew B. Salzberg has sole investment control and Barry Salzberg has sole voting control over securities owned by the 2014 Annuity Trust.

(6)                                 Consists of 18,759 shares of the Issuer’s Class B Common Stock held of record by Aspiration Growth Opportunities II GP, LLC, with respect to which Matthew B. Salzberg has shared investment and voting power.

(7)                                 Consists of (a) the shares of Common Stock described in footnote 4, and (b) 19,744,091 shares of the Issuer’s Class B Common Stock held of record by the 2014 Annuity Trust, for which Matthew B. Salzberg exercises sole investment control. The number of shares over which the Reporting Person exercises sole investment control will not be affected by the 2018 Estate Planning Transactions, as the Reporting Person maintained sole investment control over the shares of the Class B Common Stock owned by the 2018 Trusts.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTHEW B. SALZBERG

/s/ Matthew B. Salzberg

FAMILY TRUST CREATED UNDER ARTICLE V OF THE MATTHEW SALZBERG 2014 ANNUITY TRUST AGREEMENT

/s/ Matthew B. Salzberg
Name: Matthew B. Salzberg
Title: Co-trustee

Dated: August 15, 2018